ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTE OF THE EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING OF APRIL 23, 2024

DATE, TIME AND VENUE: On April 23, 2024, at 11:15 a.m., exclusively held online and remotely, via videoconference, in accordance with the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary.

QUORUM: Stockholders representing 92,18% of common shares of the Company's capital stock.

CALL NOTICE: Published in the "O Estado de S. Paulo" newspaper on March 26, 2024 (printed version: page B4 and digital version: page 1), on March 27, 2024 (printed version: page B7 and digital version: page 1), and on March 28, 2023 (printed version: page B8 and digital version: page 1).

NOTICE TO STOCKHOLDERS: The publication is not mandatory according to Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was released and made available to stockholders.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that this minute would be drafted in a summarized format.

2. The publication of the minute omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law No. 6.404/76 was approved. The waiving of the reading of the consolidated voting map and the agenda-related documents was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

3. It amended Article, 6, head provision, of the Bylaws to confer the power to designate the positions of the Board of Directors to the General Stockholders' Meeting, as well as the item 6.6. of the Bylaws, to set the limit age of seventy-three (73) years to hold the position of the Board of Directors' Chairman or Co-Chairperson.

4. It amended article 10, head provision, and item 10.1. of the Bylaws to establish that the Company may be represented by only one (1) officer in situations that do not imply (i) the

assumption of obligations in any act, contract or document that results in a responsibility, including the provision of guarantees to their parties; or (ii) waiver of rights, encumbrance or disposal of permanent assets, as well as to make adjustments to the wording of the articles of the Bylaws.

5. It consolidated the Corporate Bylaws to document the amendments approved in aforementioned items, which will be effective as initialed by the Chair, after the resolutions of this Meeting are ratified by the Central Bank of Brazil.

6. It updated the Stock Option Plan, which consolidates the general rules related to long-term incentive programs involving the granting of shares to management members and employees of the Company and its direct or indirect controlled companies.

REMOTE VOTING: The receipt was recorded of 122 remote voting forms in the period from 2024, March 22 to 2024, April 21, which were duly computed and are consolidated in the Final Voting Map.

QUORUM FOR RESOLUTIONS: Resolutions were adopted by a majority of votes, as stated in the Final Voting Map attached to these minutes describing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders' Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: The Proposal of the Board of Directors made available on March 23, 2024, the voting maps and the votes cast submitted by the Company's stockholders were filed at the Company's head office and certified by the Chair.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 23, 2024. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Leandro Miana Telles – Secretary.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Extraordinary General Stockholders' Meeting held on April 23, 2024, 11:15 a.m exclusively held online, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Amend the following articles of the Bylaws: (i) Article, 6º, caput, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members.:	Approve	4.556.607.923	99,69%
		Reject	-	-
		Abstain	14.005.270	0,31%
2	Amend the following articles of the Bylaws: (ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:	Approve	4.533.478.509	99,19%
		Reject	23.129.414	0,51%
		Abstain	14.005.270	0,31%
3	Amend the following articles of the Bylaws: (iii) Article 10 caput and item 10.1 to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:	Approve	4.556.607.923	99,69%
		Reject	-	-
		Abstain	14.005.270	0,31%
4	Consolidate the Bylaws by carrying out the amendments mentioned in in the previous item:	Approve	4.556.607.923	99,69%
		Reject	-	-
		Abstain	14.005.270	0,31%
5	Update the Stock Grant Plan:	Approve	4.532.233.432	99,16%
		Reject	24.172.386	0,53%
		Abstain	14.207.375	0,31%

São Paulo-SP, April 23, 2024.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Resolution No. 81/22, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Extraordinary General Stockholders' Meeting held on April 23, 2024, 11:15 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast:

CPF/CNPJ	Balance of Common Shares	Deliberations				
		1	2	3	4	5
14.074***	2.100	Ap.	Rej.	Ap.	Ap.	Rej.
13.834***	9.500	Ap.	Rej.	Ap.	Ap.	Rej.
17.239***	985.501	Ap.	Ap.	Ap.	Ap.	Ap.
08.295***	95.277	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	3.434	Ap.	Ap.	Ap.	Ap.	Ap.
10.205***	1.605	Ap.	Rej.	Ap.	Ap.	Rej.
37.806***	1.955	Ap.	Rej.	Ap.	Ap.	Rej.
32.628***	16.000	Ap.	Rej.	Ap.	Ap.	Rej.
32.642***	246.200	Ap.	Rej.	Ap.	Ap.	Rej.
27.386***	189.500	Ap.	Rej.	Ap.	Ap.	Rej.
31.890***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
32.484***	973.300	Ap.	Rej.	Ap.	Ap.	Rej.
40.922***	141.400	Ap.	Rej.	Ap.	Ap.	Rej.
39.332***	420.564	Ap.	Rej.	Ap.	Ap.	Rej.
27.165***	29.400	Ap.	Rej.	Ap.	Ap.	Rej.
24.528***	204.557	Ap.	Rej.	Ap.	Ap.	Rej.
14.693***	316.600	Ap.	Rej.	Ap.	Ap.	Rej.
35.595***	21.200	Ap.	Rej.	Ap.	Ap.	Rej.
32.106***	6.700	Ap.	Ap.	Ap.	Ap.	Rej.
27.680***	109.500	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22.424	Ap.	Ap.	Ap.	Ap.	Rej.
97.539***	17.581	Ap.	Ap.	Ap.	Ap.	Rej.
05.986***	28.200	Ap.	Rej.	Ap.	Ap.	Rej.
05.479***	991.000	Ap.	Ap.	Ap.	Ap.	Ap.
08.840***	1.217.330	Ap.	Rej.	Ap.	Ap.	Rej.
07.418***	203.500	Ap.	Rej.	Ap.	Ap.	Rej.
26.784***	1.388	Ap.	Rej.	Ap.	Ap.	Rej.
12.219***	180.524	Ap.	Ap.	Ap.	Ap.	Abs.
29.054***	20.900	Ap.	Ap.	Ap.	Ap.	Abs.
37.396***	681	Ap.	Ap.	Ap.	Ap.	Abs.
22.954***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
12.120***	24.000	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	40.201	Ap.	Rej.	Ap.	Ap.	Rej.
07.496***	619.258	Ap.	Rej.	Ap.	Ap.	Rej.
50.221***	36.400	Ap.	Rej.	Ap.	Ap.	Rej.
05.987***	17.600	Ap.	Ap.	Ap.	Ap.	Rej.
28.979***	400	Ap.	Rej.	Ap.	Ap.	Rej.
28.394***	33.600	Ap.	Rej.	Ap.	Ap.	Rej.
28.990***	176.400	Ap.	Rej.	Ap.	Ap.	Rej.
31.577***	40.500	Ap.	Rej.	Ap.	Ap.	Rej.
23.384***	20.902	Ap.	Rej.	Ap.	Ap.	Rej.
11.455***	6.400	Ap.	Rej.	Ap.	Ap.	Rej.
13.289***	6.600	Ap.	Rej.	Ap.	Ap.	Rej.
15.206***	31.500	Ap.	Rej.	Ap.	Ap.	Rej.
34.825***	7.022	Ap.	Rej.	Ap.	Ap.	Rej.
09.001***	56.000	Ap.	Rej.	Ap.	Ap.	Rej.
50.729***	56.100	Ap.	Rej.	Ap.	Ap.	Rej.
32.106***	126.000	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	185.400	Ap.	Rej.	Ap.	Ap.	Rej.
15.585***	2.512	Ap.	Ap.	Ap.	Ap.	Ap.
09.063***	159.500	Ap.	Rej.	Ap.	Ap.	Rej.
11.324***	4.500	Ap.	Rej.	Ap.	Ap.	Rej.
14.494***	4.810	Ap.	Ap.	Ap.	Ap.	Rej.
08.731***	6.151	Ap.	Rej.	Ap.	Ap.	Rej.
21.881***	19.257	Ap.	Rej.	Ap.	Ap.	Rej.
44.602***	18.529	Ap.	Rej.	Ap.	Ap.	Rej.

12.094***	120.864	Ap.	Rej.	Ap.	Ap.	Rej.
20.849***	5.900	Ap.	Rej.	Ap.	Ap.	Rej.
09.470***	72.700	Ap.	Rej.	Ap.	Ap.	Rej.
05.479***	768.811	Ap.	Rej.	Ap.	Ap.	Rej.
05.987***	5.433	Ap.	Rej.	Ap.	Ap.	Rej.
26.160***	12.000	Ap.	Rej.	Ap.	Ap.	Rej.
24.917***	20.700	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	323.200	Ap.	Rej.	Ap.	Ap.	Rej.
33.580***	18.600	Ap.	Rej.	Ap.	Ap.	Rej.
29.264***	21.100	Ap.	Rej.	Ap.	Ap.	Rej.
31.050***	70.000	Ap.	Rej.	Ap.	Ap.	Rej.
08.291***	23.500	Ap.	Rej.	Ap.	Ap.	Rej.
08.579***	43.100	Ap.	Rej.	Ap.	Ap.	Rej.
05.839***	1.080.400	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	64.600	Ap.	Rej.	Ap.	Ap.	Rej.
22.631***	21.700	Ap.	Rej.	Ap.	Ap.	Rej.
11.100***	540.789	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	658.037	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	92.992	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	5.600	Ap.	Rej.	Ap.	Ap.	Rej.
17.718***	169.921	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	18.675	Ap.	Ap.	Ap.	Ap.	Ap.
41.081***	2.500	Ap.	Ap.	Ap.	Ap.	Ap.
16.990***	56.200	Ap.	Rej.	Ap.	Ap.	Rej.
18.830***	4.100	Ap.	Rej.	Ap.	Ap.	Rej.
31.989***	127.854	Ap.	Rej.	Ap.	Ap.	Rej.
10.916***	644.322	Ap.	Ap.	Ap.	Ap.	Rej.
05.839***	11.012	Ap.	Ap.	Ap.	Ap.	Rej.
11.311***	297.523	Ap.	Ap.	Ap.	Ap.	Rej.
23.572***	54.197	Ap.	Rej.	Ap.	Ap.	Rej.
05.840***	161.903	Ap.	Rej.	Ap.	Ap.	Rej.
18.550***	9.100	Ap.	Rej.	Ap.	Ap.	Rej.
46.964***	257.100	Ap.	Rej.	Ap.	Ap.	Rej.
07.247***	37.617	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	3.945.912	Ap.	Rej.	Ap.	Ap.	Rej.
31.240***	130.300	Ap.	Rej.	Ap.	Ap.	Rej.
32.329***	439.073	Ap.	Rej.	Ap.	Ap.	Rej.
35.693***	3.475.900	Ap.	Rej.	Ap.	Ap.	Rej.
47.705***	2.600	Ap.	Rej.	Ap.	Ap.	Rej.
41.199***	11.200	Ap.	Rej.	Ap.	Ap.	Rej.
14.541***	384.400	Ap.	Rej.	Ap.	Ap.	Rej.
23.794***	284.800	Ap.	Rej.	Ap.	Ap.	Rej.
37.113***	42.000	Ap.	Rej.	Ap.	Ap.	Rej.
97.540***	5.237.354	Ap.	Rej.	Ap.	Ap.	Rej.
09.559***	347.671	Ap.	Rej.	Ap.	Ap.	Rej.
06.046***	272.000	Ap.	Rej.	Ap.	Ap.	Rej.
45.902***	6.903	Ap.	Rej.	Ap.	Ap.	Rej.
21.273***	284.189	Ap.	Rej.	Ap.	Ap.	Rej.
19.530***	4.259	Ap.	Rej.	Ap.	Ap.	Rej.
31.591***	38.639	Ap.	Rej.	Ap.	Ap.	Rej.
10.418***	151.039	Ap.	Ap.	Ap.	Ap.	Ap.
52.203***	41.996	Ap.	Ap.	Ap.	Ap.	Ap.
08.973***	94.013	Ap.	Ap.	Ap.	Ap.	Ap.
09.606***	175.000	Ap.	Ap.	Ap.	Ap.	Ap.
59.573***	12.266.374	Abs.	Abs.	Abs.	Abs.	Abs.
61.544***	8.863.879	Ap.	Ap.	Ap.	Ap.	Ap.
24.623***	30.300	Ap.	Ap.	Ap.	Ap.	Ap.
14.213***	966.358	Ap.	Ap.	Ap.	Ap.	Ap.
12.987***	162.905	Ap.	Ap.	Ap.	Ap.	Ap.
35.956***	123.837	Ap.	Ap.	Ap.	Ap.	Ap.
39.800***	8.400	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	8.527.565	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	1.943.906.577	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2.564.084.404	Ap.	Ap.	Ap.	Ap.	Ap.
135.61***	128	Ap.	Ap.	Ap.	Ap.	Ap.
09.225***	61.600	Ap.	Ap.	Ap.	Ap.	Ap.
53.780***	4.455	Abs.	Abs.	Abs.	Abs.	Abs.
39.332***	372.065	Ap.	Rej.	Ap.	Ap.	Rej.
39.332***	1.868	Ap.	Rej.	Ap.	Ap.	Rej.
087.44***	6.600	Ap.	Ap.	Ap.	Ap.	Ap.
21.224***	69.976	Ap.	Ap.	Ap.	Ap.	Ap.
30.812***	33.600	Ap.	Rej.	Ap.	Ap.	Rej.
33.499***	158.054	Abs.	Abs.	Abs.	Abs.	Abs.
05.964***	1.576.387	Abs.	Abs.	Abs.	Abs.	Abs.
41.594***	21.000	Ap.	Ap.	Ap.	Ap.	Rej.

Deliberations:

Ordinary agenda

1) Amend the following articles of the Bylaws:
(i) Article, 6º, caput, to attribute the power to designate the Board of Directors' positions to the General Stockholders' Meeting at the occasion of the election of the Board of Directors' members.:

2) Amend the following articles of the Bylaws: (ii) Item 6.6. to set the limit age of seventy-three years to hold the position of the Board of Directors' Chairman or Co-Chairman:

3) Amend the following articles of the Bylaws: (iii) Article 10 caput and item 10.1 to establish that the Company may be represented by only one (1) officer in situations that do not imply the assumption of obligations or waiver of rights, encumbrance and disposal of permanent assets, as well as the adjustments to the wording in such articles:

4) Consolidate the Bylaws by carrying out the amendments mentioned in in the previous item:

5) Update the Stock Grant Plan:

Subtitle:

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, April 23, 2024.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence